UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026 (Report No. 2)

Commission File Number: 000-27466

NICE LTD.

(Translation of registrant’s name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

NICE LTD. hereby furnishes this Report on Form 6-K consisting of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Named a Leader in the IDC MarketScape for Worldwide Agentic Contact Center-as-a-Service Platforms, dated 1 October, 2026

99.2 NiCE Named a Leader in the 2026 Gartner® Magic Quadrant™ for Contact Center as a Service. Delivering AI-Powered Customer Service at Enterprise Scale, dated 21 October, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By: /s/ Alon Levy

Name: Alon Levy

Title: Vice President, General Counsel and Corporate Secretary

Date: November 4, 2026

EXHIBIT INDEX

99.1 NiCE Named a Leader in the IDC MarketScape for Worldwide Agentic Contact Center-as-a-Service Platforms, dated 1 October, 2026

99.2 NiCE Named a Leader in the 2026 Gartner® Magic Quadrant™ for Contact Center as a Service. Delivering AI-Powered Customer Service at Enterprise Scale, dated 21 October, 2026